Critical Metals Corp.

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

VIA EDGAR

May 20, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Liz Packebusch and Daniel Morris

Re:	Critical Metals Corp. Registration Statement on Form F-1 Filed March 29, 2024, as amended File No. 333-278400

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Critical Metals Corp. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 4:30 p.m. Washington, D.C. time on May 22, 2024, or as soon as practicable thereafter.

Please contact the Company’s counsel, Jason A. Rocha, Esq. at jason.rocha@whitecase.com, or by telephone at 713-496-9732, with any questions and please notify him when this request for acceleration has been granted.

Sincerely,

/s/ Tony Sage
Tony Sage, Executive Chairman

cc:	Jason A. Rocha, Esq.
White & Case LLP